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                              TLC THE LASER CENTER INC.
                                        PROXY
                    ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
                              TLC THE LASER CENTER INC.
                            TO BE HELD ON OCTOBER 30, 1997
                   THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
                             OF TLC THE LASER CENTER INC.

    The undersigned shareholder of TLC THE LASER CENTER INC. (the
"Corporation") hereby appoints Elias Vamvakas, President and a Director of the Corporation, or, failing him, John F. Riegert, Secretary and a Director of the Corporation, or, failing him, Ronald J. Kelly, General Counsel and a Director of the Corporation or instead of any of the foregoing, ___________________________, as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON OCTOBER 30, 1997 AND AT ALL ADJOURNMENTS THEREOF, upon the following matters:

1.  TO VOTE        / /       WITHHOLD VOTE  / /
    or, if no specification is made, VOTE, in the election of directors;

2.  TO VOTE        / /       WITHHOLD VOTE  / /
    or if no specification is made, VOTE in the appointment of Ernst & Young as auditors of the Corporation and in authorizing the directors to fix the remuneration of the auditors;

3.  TO VOTE FOR    / /       VOTE AGAINST   / /
    or if no specification is made, VOTE FOR the resolution approving the amendment to the Share Option Plan to increase the number of shares that may be issued thereunder;

4.  TO VOTE FOR    / /       VOTE AGAINST   / /
    or if no specification is made, VOTE FOR the resolution approving the Share Purchase Plan; and

5. TO VOTE at the discretion of the proxy nominee on any amendments to the foregoing and on such other business as may properly come before the meeting or any adjournments thereof.

EXECUTED on the ___________________ day of _____________________, 1997



-------------------------------             ----------------------------------
Number of Common Shares                     Signature of Shareholder


                                            ----------------------------------
                                            Name of Shareholder
                                            (Please print clearly)

NOTES:

1. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT THE SHAREHOLDER AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THIS PROXY. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

2. To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Proxy Dept., 393 University Avenue, 5th Floor, Toronto, Ontario M5G 2M7 not later than the close of business on October 28, 1997, or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

3.  If an individual, please sign exactly as your shares are registered.
    If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.
    If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

4. Reference is made to the accompanying notice and management information circular for further information regarding completion and use of this proxy and other information pertaining to the meeting. Before completing this proxy, non-registered holders should carefully review the section in the accompanying management information circular entitled "General Proxy Information - Non-Registered Shareholders" and should carefully follow the instructions of the securities dealer or other intermediary who sent this proxy.

5. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

6. If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.